U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 12b-25

Commission File Number: 000-33127

     Notification of Late Filing

(Check One):

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB [ ] Form N-SAR

For Period Ended:     FEBRUARY 28, 2003

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                         Part I - Registrant Information
                         -------------------------------

                           SOUTHBORROUGH VENTURES INC.
                           ---------------------------
                             Full Name of Registrant

                                 NOT APPLICABLE
                                 --------------
                            Former Name if Applicable

                            12933 W. Eight Mile Road
                            ------------------------
            Address of Principal Executive Office (Street and Number)

                             Detroit, Michigan 48235
                             -----------------------
                            City, State and Zip Code

                        Part II - Rules 12b-25(b) and (c)
                        ---------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-(b), the following should be completed. (Check box, if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              Part III - Narrative
                              --------------------

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be file within the prescribed period.


The inability of management to assemble all of the necessary business information required to complete the Company's unaudited financial statements has caused delay in completion of the Company's financial statements and the delivery of the report of the independent accountants relating to the Company's financial statements for the quarterly period ended at Febuary 28, 2003. As a result of this delay, the Company is unable to file its quarterly report on Form 10-QSB within the prescribed time period without unreasonable effort or expense.

                           Part IV - Other Information
                           ---------------------------

(1) Name and telephone number of person to contract in regard to this notification.


         Patrick J. Russell              303               534-4499
         ------------------              ---               --------
         (Name)                      (Area Code)      (Telephone Number)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           SOUTHBORROUGH VENTURES INC.
                           ---------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 14, 2003                         By: /s/ David Howard
                                             --------------------
                                             DAVID HOWARD
                                             Director and President
                                             Chief Executive Officer
                                             (Principal Executive Officer)